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                                   Exhibit 3

CHANCELLOR                                       745 ATLANTIC AVENUE, BOSTON, MA
NEWS RELEASE                                                               02111
                                                                  (617) 728-8500

                             FOR IMMEDIATE RELEASE
                             ---------------------

CONTACT:  Stephen G. Morison                    William J. Guthlein
          President and Chief                   Vice President, Treasurer
          Executive Officer                     and Chief Financial Officer
          (617) 728-8500                        (617) 728-8500

           BOSTON-BASED LEASING COMPANY ANNOUNCES PROFITS FOR SECOND
           ---------------------------------------------------------
     CONSECUTIVE QUARTER, LOAN TERM-OUT AND ADDITION TO BOARD OF DIRECTORS
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     BOSTON, Massachusetts, February 6, 1996, Chancellor Corporation (OTC
Electronic Bulletin Board (symbol "CHCR")) announced today that it expects to report a net profit for the three months ended December 31, 1995, based on its internal review of its fourth quarter financial performance. Subject to the completion of an audit by its independent auditors, although the Company anticipates reporting a loss for the full year 1995, it expects to report a profit for the fourth quarter of 1995, its second consecutive profitable quarter.

     Chancellor Corporation also announced that it had reached agreement with its senior lender group to extend its $1.8 million inventory financing facility through December 31, 1996 and to amortize the remainder of its unsecured term loan arrangement over 20 months. The new agreement also reduces the interest rates for both the revolving facility and term loan to prime plus 2%.

     Chancellor Corporation also announced today that Richard D. Rizzo of Andover, Massachusetts, has accepted a position as a director of the Company, filling a long-standing vacancy. Mr. Rizzo is the President of The Andover Capital Group, Inc., a private capital and management consulting firm which he founded in 1989. He has consulted with numerous companies of varying size over a broad spectrum of industries. Before establishing Andover Capital, Mr. Rizzo served as President and CEO of Signal Capital Corporation, a $2 billion financial service organization. He had previously spent more than a decade in various credit, administrative, and senior management positions with New England Merchants Bank, Fleet/Norstar, and The CIT Group. Mr. Rizzo, who holds a degree in Mathematics from Boston University, currently also serves as director of the Northmark Bank, Exeter Hospital, and First Capital Corporation.

     Stephen G. Morison, the Company's President and Chief Executive Officer, said: "I am delighted to announce these significant developments in Chancellor Corporation's recovery. I anticipate that, upon completion of Chancellor's 1995 year-end audit, the Company will announce its second consecutive quarterly


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Press Release
February 6, 1996

profit, which is expected to exceed that reported for the quarter ended September 30, 1995. Further, the normalization of our senior loan arrangements caps a six-year effort to manage and repay the Company's senior indebtedness during which time over $35 million of restructured loans have been reduced to approximately $2 million."

     "Mr. Rizzo's addition to Chancellor's Board of Directors is exciting because of his extensive background in the equipment leasing industry. He brings substantial business, organizational, financial and strategic strengths."

     Founded in 1977, Chancellor Corporation has, in recent years, concentrated on the leasing of tractors, trucks and trailers. It is also involved in the leasing of material handling equipment. Chancellor Corporation's common stock is listed on the OTC Electronic Bulletin Board (symbol "CHCR").

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